Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended
	2017	2016	2015	2014	2013

Income from continuing operations	$87,340	$85,115	$73,081	$73,399	$55,405
Fixed charges	30,857	27,850	18,324	14,634	12,296
Capitalized interest	(908)	(1,408)	(827)	(1,506)	(932)
Income allocated to non-controlling interests	-	-	-	-	-
Earnings	$117,289	$111,557	$90,578	$86,527	$66,769

Fixed Charges
Interest expense (includes amortization of debt issue costs and capitalized interest)	29,949	26,442	17,497	13,128	11,364
Capitalized Interest	908	1,408	827	1,506	932
Income allocated to non-controlling interests	-	-	-	-	-
Total fixed charges	30,857	27,850	18,324	14,634	12,296
Preferred stock dividend (excludes preferred stock redemption charge)	-	-	2,454	3,273	3,273
Total fixed charges and preferred dividends	$30,857	$27,850	$20,778	$17,907	$15,569

Ratio of earnings to fixed charges	3.80	4.01	4.94	5.91	5.43

Ratio of earnings to fixed charges and preferred dividends	3.80	4.01	4.36	4.83	4.29